STRATASYS Q1 2016

FINANCIAL RESULTS CONFERENCE CALL

May 9th, 2016

Stratasys

Q1 2016 Conference and webcast details

Speakers	Live Dial-in Information
David Reis CEO	Primary Dial-in: 855-319-2216 International Dial-in: 503-343-6033 Participant Passcode: 90420507
Erez Simha COO & CFO	
Shane Glenn VP, Investor Relations	

Live webcast and replay:
http://edge.media-server.com/m/p/rrb6awgj

Forward Looking Statement

The statements in this presentation regarding Stratasys' belief that its comprehensive new strategy will help grow its markets, and the statements regarding its projected future financial performance, including under the heading "Financial Guidance," are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to continue to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any under estimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers' budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", and Item 5, "Operating and Financial Review and Prospects" in our 2015 Annual Report, as well as in the 2015 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2015 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

David Reis – CEO

Opening Remarks

- First quarter results reflect significant progress in improving financial performance - despite challenging market environment
- Desktop adoption accelerating creating both opportunities and challenges – company well positioned
- Successful launch of Stratasys J750 full color and multi-material 3D printer, and improvements at MakerBot
- Committed to achieving additional operational efficiencies and further improving financial performance
- Dedicated to maintaining leadership in prototyping and developing a solutions-based selling model, targeting key markets and emerging applications

Erez Simha – CFO and COO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results - Non-GAAP
Stratasys, Ltd.

Revenue Growth ↓ 3% YOY

Core Revenue Growth ↓ 1% YOY

Non-GAAP Gross Profit Growth ↓ 1% YOY

Non-GAAP Operating Profit ↑ **609% YOY**

	Q1-15	Q1-16	Change YOY
Unit Sales	7,536	5,125	-32.0%
Total Revenue	$172.7	$167.9	-2.8%
Revenue/ Employee	0.056	0.064	12.8%
Gross Profit **% margin**	93.4 54.1%	92.4 55.1%	-1.0%
Operating Expenses **% of sales**	94.2 54.5%	88.5 52.7%	-6.0%
Operating Profit **% margin**	(0.8) -0.4%	4.0 2.4%	609.4%
Pre-tax Profit (Loss) **% margin**	(5.9) -3.4%	4.1 2.5%	170.1%
Tax Rate	132.3%	86.3%	
EBITDA	2.2	12.6	472.1%
Net Income **% margin**	2.0 1.2%	0.6 0.4%	-70.6%
EPS (Diluted)	$0.04	$0.01	-71.0%
Diluted Shares	52.3	53.1	1.5%

($ in millions unless noted otherwise)

stratasys

Financial Results – Non-GAAP
Stratasys, Ltd.

System Revenue ⬇ 14% YOY

Consumable Revenue ⬆ 6% YOY

Customer Support Revenue ⬆ 11% YOY



Total Revenue - Quarter
$126.7
$46.1
$118.6
$49.3
Q1-2015
Q1-2016
Product
Service



Total Revenue – Quarterly Trend
$134.5
$47.8
$118.5
$49.1
$124.3
$49.0
$118.6
$49.3
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Product
Service

($ in millions unless noted otherwise)

stratasys

Financial Results – System Unit Sales
Stratasys, Ltd.

- Company sold 5,125 3D printing and additive manufacturing systems during Q1
- On a pro-forma combined basis has sold cumulative 151,149 systems worldwide as of March 31, 2016
- Units sales increased 11% Q/Q driven by higher MakerBot unit sales


Total Units Sold - Quarter
7,536
5,125
Q1-2015
Q1-2016


Total Units Sold – Quarterly Trend
6,731
5,467
4,629
5,125
Q2 '15
Q3 '15
Q4 '15
Q1 '16

Financial Results – Non-GAAP
Stratasys, Ltd.

	Q1-15	Q1-16	% Change YOY
Product Revenue % of sales	$126.7 73.3%	$118.6 70.7%	-6.3%
Service Revenue % of sales	46.1 26.7%	49.3 29.3%	+7.0%
Product Gross Profit % margin	74.2 58.6%	72.5 61.1%	-2.3%
Service Gross Profit % margin	19.2 41.7%	19.9 40.4%	+3.7%
Total Gross Profit % margin	93.4 54.1%	92.4 55.1%	-1.0%

Gross Margin – Quarterly Trend


54.7%
50.8%
48.1%
55.1%
61.6%
35.4%
58.7%
31.8%
52.8%
36.2
61.1%
40.4%
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Product Gross Margin
Service Gross Margin
Total Gross Margin

($ in millions unless noted otherwise)

stratasys

Financial Results – Operating Profit Non-GAAP Stratasys, LTD.

Operating Exp.	↓	6% YOY, 4% QOQ
R&D Exp.	↓	7% YOY
SG&A Exp.	↓	6% YOY

	Q1-15	Q1-16	% Change YOY
R&D Expense % of sales	24.4 14.1%	22.8 13.6%	-6.5%
SG&A Expense % of sales	69.8 40.4%	65.6 39.1%	-5.9%
Total Operating Exp. % of sales	94.2 54.5%	88.5 52.7%	-6.0%
Total Operating Profit (Loss) % margin	(0.8) -0.4%	4.0 2.4%	609.4%

($ in millions unless noted otherwise)

Operating Profit Analysis – Quarterly Trend


2.0%
12.3%
40.3%
Q2 '15
15.0%
41.8%
-6.0%
Q3 '15
12.8%
40.4%
-5.1%
Q4 '15
2.4%
13.6%
39.1%
Q1 '16
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

stratasys

Financial Results – Revenue Geographic Mix Non-GAAP Stratasys, Ltd.

- Results reflect continuation of challenging market environment observed throughout 2015



Geographic Sales Q1-2015
1%
21%
22%
56%
North America
EMEA
APAC
Other



Geographic Sales Q1-2016
1%
20%
21%
58%
North America
EMEA
APAC
Other

stratasys

Financial Results – Balance Sheet Summary Stratasys, Ltd.

- Cash, Cash Equivalents & Bank Deposits of $280.2 million
- Cash from operations improved to $31.6 million, driven by cost cutting initiatives and improved working capital management

Selected balance sheet items ($ in millions)	Q4-15	Q1-16
Cash, Cash Equivalents & Bank Deposits	$258.2	$280.2
Accounts Receivable	123.2	109.1
Inventories	123.7	124.5
Net Working Capital	374.2	371.7

($ in millions unless noted otherwise)

Financial Summary

- First quarter results in line with expectations for the year – no change in market environment from the end of 2015
- Positive trend in gross margins – driven by manufacturing efficiencies and product mix
- Operational improvements led to favorable trends in expenses, profitability and cash flow from operations
- Focused on achieving additional operational efficiencies and aggressively managing expenses
- Strong balance sheet with sufficient capital

Revenue & Earnings Guidance – Full Year 2016 Non-GAAP

Revenue (M)

$700-$730M

Non-GAAP Diluted EPS

$0.17-$0.43

Reconciliation of GAAP to Non-GAAP Guidance

($ in millions, except per share data)

Revenue	$700 to $730
Non-GAAP Net Income	$9 to $23
(1) Stock-Based Compensation Exp.	$25 to $27
(2) Intangible Assets Amortization Exp.	$59
(3) Merger Related Expenses	$7
(4) Reorganization and other related costs	$4 to $5
(5) Tax expense related to non-GAAP adjustments	($5)
GAAP Net Loss	($84) to ($67)
GAAP Loss Per Share	($1.60) to ($1.28)
Non-GAAP Diluted Earnings Per Share	$0.17 to $0.43

stratasys

David Reis – CEO

STRATEGIC OVERVIEW

Prototyping Market Update

Desktop Unit penetration has increased for prototyping applications

- ✓ 60% to 70% of designers and engineers who have adopted 3D printing technology are using desktop units for some prototyping applications*

Desktop adoption will continue to grow

- ✓ Over 50% of customers who own both a Stratasys system and a desktop unit intend on purchasing additional desktop units**
- ✓ Over 30% intend on adding multiple desktop units**

We believe this trend will continue, and represents an attractive opportunity for Stratasys and our industry-leading line of MakerBot desktop 3D printers

Renewed focus on quality, customer service, and improved go-to-market at MakerBot is beginning to have a positive impact

**Based on Stratasys customer survey 2016*
***Based on MakerBot/Stratasys customer survey 2016*

Prototyping Market Update

Stratasys is well positioned to continue leading in prototyping:

- ✓ Leadership position in both the professional and desktop segments – industry's largest installed base of systems worldwide
- ✓ Market leading brands and ecosystems, including the largest online 3D printing community sites in the industry for both the professional and semi-professional markets
- ✓ Market opportunity that remains relatively underpenetrated
- ✓ Demonstrated ability to drive innovation



Leading in Prototyping – Stratasys J750 Launch



The Stratasys J750 is a milestone in 3D printing:

- ✓ Full color + Multi-Material (unique to J750)
- ✓ True-To-Life Prototypes
- ✓ One-Stop 3D Printed Realism and Versatility
- ✓ Cost/Resource Efficiencies
- ✓ Accelerated Product Delivery





Vertical Business Units



Vertical Business Units Outperformed Non-Vertical Areas

- ✓ Driven by Aerospace (+14% YOY) and Medical (+22% YOY)

Aerospace is key vertical with high manufacturing requirements

- ✓ Near-term applications for aircraft interiors
- ✓ Longer-term opportunities for secondary structures
- ✓ Broad adoption in aerospace will help drive adoption in other industries

Medical vertical is made up of early adopters with high requirements

- ✓ Recently announced agreement with Jacobs Institute to create Center of Excellence
- ✓ Applications developed will be transferable across medical vertical

David Reis – CEO

Summary & Outlook

- First quarter results reflect continuation of challenging market environment, but improved financial performance
- Observing shifts in prototyping market as desktop units increasingly used for concept modeling and rapid prototyping applications
- Maintaining leadership in prototyping and pleased with sequential MakerBot improvement and launch of J750
- Continue to targeting emerging tooling and end-use-part applications in key verticals with early signs of positive results
- Remain focused on additional operational efficiencies while investing for long-term growth
- Expect continuation of challenging market conditions in 2016 – remain excited about company's future

WE ARE
STRATASYS

THE 3D PRINTING SOLUTIONS COMPANY

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Q1-15			Q1-16		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net sales						
Products	$126,667	$ -	$126,667	$118,634	$ -	$118,634
Services	46,064	-	46,064	49,272	-	49,272
Cost of sales						
Products	98,371	(45,912)	52,459	56,938	(10,836)	46,102
Services	28,272	(1,409)	26,863	29,799	(442)	29,357
Gross profit	**126,643**	**47,321**	**93,409**	**81,169**	**11,278**	**92,447**
Operating expenses						
Research and development, net	27,238	(2,817)	24,421	25,115	(2,270)	22,845
Selling, general and administrative	102,608	(32,844)	69,764	76,387	(10,738)	65,649
Goodwill impairment	150,400	(150,400)	-	-	-	-
Change in fair value of earn-out obligations in connection with acquisitions	(13,256)	13,256	-	727	(727)	-
Operating income (loss)	**(220,902)**	**220,126**	**(776)**	**(21,060)**	**25,013**	**3,953**
Financial income (expenses), net	(5,124)	-	(5,124)	180	-	180
Income (loss) before income taxes	**(226,026)**	**220,126**	**(5,900)**	**(20,880)**	**25,013**	**4,133**
Income taxes	(9,622)	1,814	(7,808)	2,291	1,276	3,567
Net income (loss)	**(216,404)**	**218,312**	**1,908**	**(23,171)**	**23,737**	**566**
Net loss attributable to non-controlling interest	(116)	-	(116)	(30)	-	(30)
Net income (loss) attributable to Stratasys Ltd.	**$(216,288)**	**$218,312**	**$2,024**	**$(23,141)**	**$23,737**	**$596**
Net income (loss) per ordinary share attributable to Stratasys Ltd. (Diluted)	**$(4.24)**		**$0.04**	**$(0.44)**		**$0.01**
Diluted Shares	50,956		52,341	52,098		53,143

($ in thousands except per share data)

stratasys

Reconciliation of Non-GAAP Adjustments Stratasys Ltd.

	Q1-15	Q1-16
Net sales, products		
Deferred revenue step-up	$-	$-
Cost of sales, products		
Acquired intangible assets amortization	(14,905)	(10,414)
Impairment charges	(29,782)	-
Non-cash stock-based compensation expense	(1,225)	(362)
Reorganization and other related costs	-	(60)
Cost of sales, services		
Acquired intangible assets amortization	-	-
Non-cash stock-based compensation expense	(608)	(361)
Reorganization and other related costs	-	280
Merger and acquisition related expense	(801)	(361)
Research and development, net		
Impairment charges	-	-
Non-cash stock-based compensation expense	(1,868)	(1,359)
Reorganization and other related costs	-	-
Merger and acquisition related expense	(949)	(911)
Selling, general and administrative		
Acquired intangible assets amortization	(6,456)	(3,760)
Acquired intangible assets impairment	(13,423)	-
Non-cash stock-based compensation expense	(6,059)	(3,541)
Reorganization and other related costs	-	(1,095)
Merger and acquisition related expense	(6,906)	(2,342)
Goodwill impairment		
Goodwill impairment	(150,400)	-
Change in fair value of earn-out obligations in connection with acquisitions		
Change in fair value of earn-out obligations in connection with acquisitions	13,256	(727)
Income taxes (benefit)		
Tax expense related to non-GAAP adjustments	1,814	1,276
Net income (loss) attributable to Stratasys Ltd.	**$218,312**	**$23,737**

($ in thousands)

stratasys